
VAALDIAM

News Release



VAALDIAM SELLS TITANIUM ASSET FOR CASH & ROYALTY

TORONTO – August 3, 2010 – Vaaldiam Mining Inc. ('Vaaldiam' or the 'Company') (TSX: VAA) has sold the Kwale Mineral Sands Project ('Kwale') to Base Iron Ltd. (ASX: BSE) of Australia for US$3 million in cash and a cash royalty of 1.5% on all gross revenue from Kwale.

Vaaldiam CEO Robert Jackson said "This is a good transaction for both companies. We receive cash now and a royalty when Kwale enters production that we can sell later if we wish. We are delivering on our stated strategy of disposing of non-core assets to finance building a mid-sized mining company focused on gold and diamond exploration, development and production in Brazil. Since January 2010 we have raised pproximately US$10.5 million with zero equity dilution by selling assets and collecting receivables. Our balance sheet is strong. In Brazil, we are commissioning the diamond recovery plant at our Duas Barras alluvial diamond mine in Minas Gerais prior to formally restarting production this quarter and we are also processing the bulk sample at the Braúna kimberlite project in Bahia State. Both projects are going well".

With the sale of Kwale, Vaaldiam now owns:

1. Valuable royalties on two large development projects that have the potential to generate significant cash flow in the future:
   a. The 1.5% Kwale gross revenue royalty, where the gross revenues could significantly exceed US$1 billion over 11 years; and
   b. A Net Smelter Return ('NSR') royalty on the Pukaqaqa copper-gold property in Peru. In addition to the NSR, the Company will also receive US$4 million if the Pukaqaqa project begins commercial production and a second payment of US$4 million one year later. The NSR is 1% on all mineral production if the quarterly LME copper price averages US$3/lb or less and 2% above US$3/lb. The NSR applies to the existing property package and to any properties subsequently acquired within 15 kilometres of the boundaries of the existing package, which contains several known exploration targets with similar size potential to the existing resource. Vaaldiam has previously disclosed details of the property's resources of two billion pounds of copper and 500,000 ounces of gold.

2. 10,625,000 common shares of Flemish Gold Corp, acquired at $0.322 per share, which is focused on gold exploration in sub-Saharan Africa and recently completed a private placement at $0.75 per share.

Vaaldiam considers the value of the two royalties and the shares in Flemish Gold Corp. to be unrecognized in its current share price and will consider action to realize this value at an appropriate future time.

For further information contact R. Jackson, President & CEO at rjackson@vaaldiam.com or 416-363-6927.

Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, purchase payments, royalty payments, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of metals and minerals, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.

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